Mail Stop 0610   May 29, 2009

Mr. Lalit Dhadphale
President and Chief Executive Officer
Clacendix, Inc.
100 Commerce Boulevard
Cincinnati, Ohio 45140

Re: Clacendix, Inc.
       Preliminary information statement filed May 21, 2009
       File No. 000-13117

Dear Mr. Dhadphale:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2: Ratification of Adoption of the Clacendix, Inc. 2009 Incentive Compensation
Plan

   1. We note you have already awarded approximately 29.7 million of the 30 million
       shares of common stock available under your 2009 Incentive Compensation Plan.
       Please expand the discussion to include the information requested by Item 10 of
       Schedule 14A, including a tabular presentation of the recipients of the awards
       (stating name and position), the dollar value and the number of units.

                                    * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have questions regarding these comments, please contact John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director